Senior Housing Properties Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA  02458-1634

June 1, 2011

VIA FAX AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the period ended December 31, 2010
Filed February 24, 2011 (the “Filing”)
File No. 1-15319

Dear Mr. Gordon:

We are writing in response to your letter dated May 19, 2011.  For your convenience, your original comment appears below in bold text and is followed by our response.

Item 7. Management’s Discussion and Analysis…. page 56

1.                                      We note your response to comment 2 of our letter dated March 24, 2011.  In future periodic reports please provide disclosure regarding funds from operations (“FFO”).  Please note that, if you use an alternate form of FFO than that provided for in the NAREIT definition, it should be given another name, such as adjusted FFO, to distinguish that it is different.  Both NAREIT FFO and your adjusted FFO should be provided in future filings.  Additionally, the reconciliation of adjusted FFO should be reconciled through the NAREIT definition of FFO.  Further, please ensure that per share data is also provided on both of these bases.  Additionally, please provide disclosure regarding net operating income (“NOI”) as it applies to your MOB segment and disclosure regarding how you calculate NOI.

In the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, of future periodic filings, we will provide disclosure regarding FFO and FFO per share in compliance with Item 10(e) of Regulation S-K.  We will present FFO and FFO per share in accordance with the NAREIT definition and adjusted FFO and adjusted FFO per share.  Our disclosure will explain how our definition of adjusted FFO differs from the NAREIT definition.

We believe that our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on April 28, 2011, provides the disclosures regarding NOI that you requested in your May 19, 2011 letter.  In the Portfolio Overview section of MD&A, we disclosed our definition of NOI, our calculation of NOI and a reconciliation of NOI to net income for the quarter ended March 31, 2011.  In the Results of Operations section of MD&A, we disclosed NOI for our MOB segment.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:           William H. Demarest IV

Staff Accountant

United States Securities and Exchange Commission